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MAR 2 0 2019

Washington, DC

SEC

19010370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Drexel Hamilton, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Walnut Street - Suite 670W
(No. and Street)

Philadelphia	PA	19106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T.A. Pawluk (212)632-0417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

Two Logan Square - Suite 2001	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John T.A. Pawluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drexel Hamilton, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J LYNN ORENSTEIN
Notary Public - State of New York
NO. 01OR6337354
Qualified in New York County
My Commission Expires Feb 22, 2020

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2018

DREXEL HAMILTON, LLC

TABLE OF CONTENTS

December 31, 2018

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Drexel Hamilton, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Drexel Hamilton, LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

WithumSmith+Brown, PC

March 19, 2019

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$ 422,532
Receivable from clearing brokers	617,604
Receivables from customers	1,618,161
Receivables from non-customers	169,372
Property and equipment, net	81,704
Securities owned, at fair value	185,206
Secured demand note	6,500,000
Deferred tax asset	421,000
Other assets	375,835
Total assets	$ 10,391,414

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 2,234,475
Contract liabilities	330,000
Deferred tax liability	17,000
Subordinated borrowings	6,800,000
Total liabilities	9,381,475
MEMBERS' EQUITY	1,009,939
Total liabilities and members' equity	$ 10,391,414

See accompanying notes

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Drexel Hamilton, LLC (the ***"Company"***), a Pennsylvania limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the ***"SEC"***) and licensed by the Financial Industry Regulatory Authority (***"FINRA"***) and the National Futures Association ("NFA") as an introducing broker, guaranteed by ADMIS, LLC ("ADMIS"). The Company's majority owner and managing member is Drexel Hamilton Holdings, LLC. The Company operates as a full-service boutique securities broker-dealer. The Company is an introducing broker, clearing on a fully disclosed basis, all applicable transactions through Pershing, LLC, Interactive Brokers, LLC and ADMIS. The Company was formed in Pennsylvania on December 13, 2006 and their registration with the SEC was effective September 26, 2007.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (***"GAAP"***) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and various receivables. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from commissions receivable. The Company generally does not require collateral or other security from its customers.

Receivables from Customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management will provide for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. An allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest on outstanding receivables.

Property and Equipment

Property and equipment are recorded at historical cost when acquired. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5-7 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are treated as an expense or credited to income as appropriate. During 2018, there were no retirements or sales of property and equipment.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized. During 2018, there were no impairments incurred.

Income Taxes

The Company is a limited liability company, (LLC) electing to be taxed as a C-Corporation. The Company's tax return will be consolidated with its parent and managing member, Drexel Hamilton Holdings, LLC, also taxed as a C-Corporation.

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards, and temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax position using the accounting standard on accounting for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

Recently Issued Accounting Pronouncements

FASB issued Update No. 2016-02, Leases ("Topic 842") in February 2016. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. From the lessee's perspective, the new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. The effective date of this amendment is the fiscal years beginning after December 15, 2018, including interim periods with those fiscal years. The Company plans to adopt the standard using a modified retrospective approach as of January 1, 2019 and will recognize a lease liability of $844,739 and a ROU asset in the amount of the lease liability, adjusted for the remaining balance of the deferred lease liability, $103,560 resulting in a ROU asset of $741,179. Although the resulting lease asset and liability are significant, the Company expects no impact to net capital, nor aggregate indebtedness, and a minimal impact to the statement of operations.

(2) RECEIVABLE SOLD WITHOUT RECOURSE

The Company has sold accounts receivable without recourse to a financing company. The financing company retains portions of the proceeds from the receivable sales as reserves, which are released to the Company as the accounts are repaid. The outstanding reserve balance with the financing company at December 31, 2018 was $169,372.

(3) FAIR VALUE MEASUREMENTS

Securities owned are recorded at fair value in accordance with ASC 820, which establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishers a framework for measuring fair value and expands disclosure about such fair value measurements.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Observable inputs such as quoted market prices in active markets or identical assets or liabilities
Level 2 – Observable market-based inputs or observable inputs that are corroborated by market data
Level 3 – Un-observable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions

The assets' fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. The valuation techniques used by the Company maximized the use of observable inputs and minimized the use of unobservable inputs.

The below table sets security type by level within the fair value hierarchy.

Fair Value measurements

Securities owned at fair value as of December 31,2018:

	Level 1	Level 2	Level 3	Total
Warrants	$ -	-	185,206	$185,206

Valuation techniques and unobservable inputs used in the valuation of Level 3 financial instruments:

Warrants fair value:	$185,206
Valuation Technique:	Black Scholes pricing model
Unobservable Input:	Rate of return ranging from 2.506% to 2.905%
	Volatility ranging from 69.31 to 280.1
	Expiration ranging from 2 months to 6 years and 2 months
	Valuation provision of 30% based on limited market and liquidity

	Level 3 Activity
Beginning balance	$ 292,878
Issuance of warrants, net	131,588
Mark to market adjustments	(239,260)
Ending balance	$ 185,206

(4) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2018:

Property and equipment	$ 807,205
Less: accumulated depreciation and amortization	(725,501)
Property and equipment, net	$ 81,704

(5) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements at December 31, 2018 are as follows:

Subordinated note to related party, 1%, due April 12, 2021 (contains automatic renewal provision)	$	6,500,000
Subordinated note to related party, 6%, due August 31, 2020 (contains automatic renewal provision)		300,000
	$	6,800,000

In April 2018, the Company executed a subordinated loan of $6,500,000, secured through a pledge of securities and related secured demand note, simultaneously returning its subordinated loan and related secured demand note of $1,700,000. The securities pledged are collateral for the subordinated loan and remain pledged from the initial transaction. As of December 31, 2018, the pledged securities had a market value of $10,710,000. Should the value of the securities decline below $6,500,000, the Company will accordingly reduce the value of the subordinated loan.

In August 2018, the Company repaid $425,000 of its $725,000 subordinated note, renewing $300,000, now due August 31, 2020.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of subordinated borrowings is $6,800,000.

(6) OFF-BALANCE SHEET RISK

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All customers' money balances along with long and short security positions are carried on the books of the customer's prime broker. In accordance with the clearance agreements, the Company has agreed to indemnify its clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. As of December 31, 2018, the Company has total cash deposits with clearing organizations in the amount of $100,000 and is included in "Other assets" on the Statement of Financial Condition.

(7) COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space throughout the United States under separate lease agreements expiring through March 2021. Future minimum payments under these leases are $649,361 in 2019, $563,470 in 2020, $140,595 in 2021, $10,423 in 2022.

The Company holds a sublease with a sub-tenant, which was extended through December 31, 2018, and is month to month thereafter. In July 2018, it assigned the lease and sublease to Drexel Hamilton Holdings, LLC.

Legal and Other Contingencies

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. Professional standards require that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to expense if it is probably that an asset has been impaired, or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been

incurred. In determining whether a loss should be accrued, management evaluates among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. Changes in these factors could materially impact results of operations, financial position, and or the Company's cash flows. Management believes however, based in part upon the opinions of counsel, that any liabilities that may ultimately result from the resolution of these matters have been accrued and accounted for in the financial statements.

(8) EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

(9) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $ 100,000 or 6-2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $5,155,828, which was $5,010,671 in excess of its net capital requirement of $145,157.

(10) INCOME TAXES

Deferred tax assets and liabilities at December 31, 2018 consist of the tax effect of temporary differences in the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes of the following:

Deferred tax asset		
Accrued expenses	$	147,000
Net operating loss carryforward		274,000
Deferred tax asset	$	421,000
Deferred tax liabilities		
Property and equipment	$	17,000
Deferred tax liability	$	17,000

The Company will file a consolidated tax return with its parent.

(11) RELATED PARTY TRANSACTIONS

The Company entered into a sublease agreement with its parent, Drexel Hamilton Holdings, LLC on July 1, 2018.

In November 2017, the Company applied to FINRA for a CMA-1017, requesting permission for its parent, Drexel Hamilton, Inc. to sell the entirety of its interest in the Company to Drexel Hamilton Holdings, LLC. This was consummated in January 2018, with FINRAs CMA-1017 officially received in March 2018.

(12) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on March 18, 2018.

Other than the events noted below, no material subsequent events have occurred since December 31, 2018 that required recognition or disclosure in our current period financial statements.

The Company entered mediation on January 31, 2019 successfully arrived at a mutually agreeable arrangement to both terminate extensive legal costs and the ongoing distraction to the business. The results of that mediation agreement have been included in these financial statements.

In a separate matter, on February 1, 2019, the firm received a favorable FINRA arbitration ruling in a dispute brought to FINRA by a former employee, where the Company has been awarded compensatory damages and legal fees. Regardless of the award's significance, the Company will not recognize this award until received.

The Company has provided for a third and final arbitration case, scheduled for FINRA arbitration near the end of the second Quarter. The Company has made a contingent provision for this outcome, also included in the financial statements in accordance with guidance on providing for contingencies.